UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                          SystemOne Technologies Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   81787Q 10 4
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Henry H. Taylor
                  Vice President, General Counsel and Secretary
                               Safety-Kleen Corp.
                         1301 Gervais Street, Suite 300
                         Columbia, South Carolina 29201
                                 (803) 933-4219
 ------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                December 26, 2000
 ------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 81787Q 10 4
--------------------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Safety-Kleen Systems, Inc. 39-6090019
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ X ]
         (b) [   ]
--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)  OO

--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e)  [   ]
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

         Wisconsin

--------------------------------------------------------------------------------
NUMBER OF                  7        Sole Voting Power
SHARES            -------------------------------------------------------------
BENEFICIALLY               8        Shared Voting Power                1,134,615
OWNED BY EACH     --------------------------------------------------------------
REPORTING                  9        Sole Dispositive Power
PERSON            --------------------------------------------------------------
WITH                       10       Shared Dispositive Power           1,134,615
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,134,615 shares

--------------------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  [   ]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)  19.3%
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         CO

CUSIP Number 81787Q 10 4
--------------------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Safety-Kleen Services, Inc. 75-2178928
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ X ]
         (b) [   ]
--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)  OO

--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e)  [   ]
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
NUMBER OF                  7        Sole Voting Power
SHARES             -------------------------------------------------------------
BENEFICIALLY               8        Shared Voting Power                1,134,615
OWNED BY EACH      -------------------------------------------------------------
REPORTING                  9        Sole Dispositive Power
PERSON             -------------------------------------------------------------
WITH                       10       Shared Dispositive Power           1,134,615
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,134,615 shares

--------------------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  [   ]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)  19.3%
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         CO, HC

CUSIP Number 81787Q 10 4
--------------------------------------------------------------------------------
1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Safety-Kleen Corp. 51-0228924
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ X ]
         (b) [   ]
--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)  OO

--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e)  [   ]
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
NUMBER OF                  7        Sole Voting Power
SHARES            --------------------------------------------------------------
BENEFICIALLY               8        Shared Voting Power                1,134,615
OWNED BY EACH     --------------------------------------------------------------
REPORTING                  9        Sole Dispositive Power
PERSON            --------------------------------------------------------------
WITH                       10       Shared Dispositive Power           1,134,615
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,134,615 shares

--------------------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  [   ]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)  19.3%
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)
         CO, HC

Item 1.  Security and Issuer.
         -------------------

         The securities to which this statement relates are shares of the common stock, $.001 par value (the "Common Stock"), of SystemOne Technologies Inc., a Florida corporation (the "Issuer"). The principal executive offices of the Issuer are located at 8305 N.W. 27th Street, Suite 107, Miami, Florida 33122.

Item 2.  Identity and Background.
         -----------------------

               This statement is being filed jointly by Safety-Kleen Systems, Inc. ("Systems"), Safety-Kleen Services, Inc. ("Services") and Safety-Kleen Corp. ("SK").

               Systems, which is a direct wholly owned subsidiary of Services, is a Wisconsin corporation whose principal business offices are located at 1301 Gervais Street, Suite 300, Columbia, South Carolina 29201. Systems provides specialized waste management services to customers in the automotive repair, manufacturing, photo-processing, medical and dry cleaning markets. The largest service component of Systems is parts cleaner services. The names, business addresses, principal occupations and citizenships of the executive officers and directors of Systems are set forth in Exhibit A attached hereto and incorporated herein by reference.

               Services, which is a direct wholly owned subsidiary of SK, is a Delaware corporation whose principal business offices are located at 1301 Gervais Street, Suite 300, Columbia, South Carolina 29201. Services is a holding company whose subsidiaries include Systems and other companies through which Services provides various additional industrial waste management services. The names, business addresses, principal occupations and citizenships of the executive officers and directors of Services are set forth in Exhibit B attached hereto and incorporated herein by reference.

               SK is a Delaware corporation whose principal business and offices are located at 1301 Gervais Street, Suite 300, Columbia, South Carolina 29201. SK is a publicly traded holding company that through its subsidiaries provides industrial waste services designed to collect, process, recycle and dispose of hazardous and industrial waste streams. The names, business addresses, principal occupations and citizenships of the executive officers and directors of SK are set forth in Exhibit C attached hereto and incorporated herein by reference.

               During the last five years, none of the reporting persons and, to the knowledge of the reporting persons, none of the persons listed in Exhibits A, B and C hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

               On November 13, 2000, Systems and the Issuer entered into a Marketing and Distribution Agreement, which was later amended and restated as of December 14, 2000 (as amended and restated, the "Marketing Agreement"). A copy of the Marketing Agreement is filed as Exhibit E hereto. The Marketing Agreement appoints Systems as the exclusive distributor of the Issuer's parts washer equipment in the United States, Puerto Rico, Canada and Mexico. In addition, the Marketing Agreement provides for Systems to assume certain service, maintenance and repair responsibility for parts washers previously sold by the Issuer. The Marketing Agreement became effective on December 26, 2000.

               The Issuer delivered the Warrant (as defined in Item 5) to Systems on December 26, 2000 as partial consideration for Systems' entering into, and as a condition precedent to Systems' obligations under, the Marketing Agreement. The source and the amount of funds to be used by Systems in exercising the Warrant are not yet known.

Item 4.  Purpose of Transaction.
         ----------------------

               The purpose of the acquisition of the Warrant is to provide Systems with the right to acquire an equity interest in the Issuer and to share in any increase in value in the Issuer's Common Stock.

               Other than as indicated elsewhere in this statement, neither Systems, Services nor SK has any present plans or proposals which relate to or would result in any of the following: (i) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's Board of Directors;
(v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material changes in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

               On December 26, 2000, the Issuer delivered to Systems a warrant (the "Warrant"), exercisable until December 26, 2005, to purchase up to 1,134,615 shares, or approximately 19.3%, of the Common Stock of the Issuer at a price of $3.50 per share (subject to adjustment in the event of certain recapitalizations, reorganizations and the like). A copy of the Warrant is filed herewith as Exhibit F.

               As the parent companies of Systems, Services and SK are the indirect beneficial owners of the same 1,134,615 shares of Common Stock of the Issuer. Accordingly, Systems, Services and SK have shared voting and dispositive power over the 1,134,615 shares of Common Stock issuable upon exercise of the Warrant.

               Other than the Warrant, none of the reporting persons and none of the individuals described in Item 2 beneficially owns any shares of the Issuer's Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
         -----------------------------------

               The Warrant contains provisions giving Systems a 10-day right of first refusal with respect to certain dilutive issuances of shares of the Issuer's Common Stock or securities convertible or exercisable for shares of the Issuer's Common Stock. The right of first refusal does not apply to certain issuances of Common Stock, including issuances (a) that would result in adjustments to the exercise price of the Warrant, (b) pursuant to employment agreements, stock option or bonus plans authorized by the Issuer's board of directors as of the date of the Warrant, (c) in connection with certain business combinations approved by the Issuer's board of directors, (d) upon exercise, exchange or conversion of securities existing on the date of the Warrant and (e) pursuant to anti-dilution provisions of other securities of the Issuer.

               The Warrant also gives Systems certain "piggyback" registration rights with respect to (a) securities issued to Systems pursuant to the Warrant and (b) securities issued or issuable upon adjustments for stock splits, stock dividends and the like with respect to securities issued to Systems pursuant to the Warrant.

               Except as described above and elsewhere in this statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

               The following exhibits are filed herewith:

               A.   Directors and Executive Officers of Systems
               B.   Directors and Executive Officers of Services
               C.   Directors and Executive Officers of SK
               D.   Joint Filing Agreement
               E.   Marketing Agreement
               F.   Warrant

                               SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 4, 2001                                   SAFETY-KLEEN SYSTEMS, INC.
--------------------------
(Date)

                                               By:  /s/ Henry H. Taylor
                                                   -----------------------------
                                                   Henry H. Taylor, President


January 4, 2001                                   SAFETY-KLEEN SERVICES, INC.
--------------------------
(Date)

                                               By:  /s/ Henry H. Taylor
                                                   -----------------------------
                                                   Henry H. Taylor, President


January 4, 2001                                   SAFETY-KLEEN CORP.
--------------------------
(Date)

                                               By:  /s/ Henry H. Taylor
                                                   -----------------------------
                                                   Henry H. Taylor, Vice
                                                   President, General Counsel
                                                   and Secretary

                                    EXHIBIT A

                   Directors and Executive Officers of Systems
                   -------------------------------------------

The name, title, business address and principal occupation of each of the directors and executive officers of Safety-Kleen Systems, Inc., and the name, principal business and address of any organization in which such employment is conducted, are set forth below. Each director and executive officer listed below is a citizen of the United States.


---------------------------------------------------------------- -----------------------------------------------------------
Name, Title and Business Address                                 Principal Occupation

---------------------------------------------------------------- -----------------------------------------------------------
Henry H. Taylor; President and Director                          Vice President, General Counsel, and Secretary
1301 Gervais Street, Suite 300                                   Safety-Kleen Corp.
Columbia, South Carolina 29201
---------------------------------------------------------------- -----------------------------------------------------------
Larry W. Singleton; Chief Financial Officer and Treasurer        Senior Vice President, Finance and Chief Financial Officer
1301 Gervais Street, Suite 300                                   Safety-Kleen Corp.
Columbia, South Carolina 29201
---------------------------------------------------------------- -----------------------------------------------------------
David E. Thomas, Jr.; Senior Vice President                      Chief Executive Officer and Chairman of the Board
1301 Gervais Street, Suite 300                                   Safety-Kleen Corp.
Columbia, South Carolina 29201
---------------------------------------------------------------- -----------------------------------------------------------
Robert Arquilla; Vice President                                  Senior Vice President Administration
1301 Gervais Street, Suite 300                                   Safety-Kleen Services, Inc.
Columbia, South Carolina 29201
---------------------------------------------------------------- -----------------------------------------------------------
Roy Dean  Bullinger;  Senior Vice President                       President  Branch Sales and Service
1301 Gervais Street, Suite 300                                    Division
Columbia, South Carolina 29201                                    Safety-Kleen Corp.
---------------------------------------------------------------- -----------------------------------------------------------
Paul Anthony Jefferson; Vice President                           Senior Vice President Sales Support
1301 Gervais Street, Suite 300                                   Safety-Kleen Systems, Inc.
Columbia, South Carolina 29201
---------------------------------------------------------------- -----------------------------------------------------------
Timothy  Patrick  Keegan;  Vice  President                       Senior Vice  President  Oil,  PPM, &
1301 Gervais  Street,  Suite 300                                 Remedial and Consulting
Columbia, South Carolina 29201                                   Safety-Kleen  Systems, Inc.



                                    EXHIBIT B

                  Directors and Executive Officers of Services
                  --------------------------------------------

The name, title, business address and principal occupation of each of the directors and executive officers of Safety-Kleen Services, Inc., and the name, principal business and address of any organization in which such employment is conducted, are set forth below. Each director and executive officer listed below is a citizen of the United States.


---------------------------------------------------------------- -----------------------------------------------------------
Name, Title and Business Address                                 Principal Occupation

---------------------------------------------------------------- -----------------------------------------------------------
Henry H. Taylor; President*                                      Vice President, General Counsel, and Secretary
1301 Gervais Street, Suite 300                                   Safety-Kleen Corp.
Columbia, South Carolina 29201
---------------------------------------------------------------- -----------------------------------------------------------
Larry W. Singleton; Chief Financial Officer and Treasurer        Senior Vice President, Finance and Chief Financial Officer
1301 Gervais Street, Suite 300                                   Safety-Kleen Corp.
Columbia, South Carolina 29201
---------------------------------------------------------------- -----------------------------------------------------------
Robert Arquilla; Vice President                                  Senior Vice President Administration
1301 Gervais Street, Suite 300                                   Safety-Kleen Services, Inc.
Columbia, South Carolina 29201
---------------------------------------------------------------- -----------------------------------------------------------
Roy Dean  Bullinger;  Senior Vice President                      President  Branch Sales and Service
1301 Gervais Street, Suite 300                                   Division
Columbia, South Carolina 29201                                   Safety-Kleen Corp.
---------------------------------------------------------------- -----------------------------------------------------------
Jerry Elmer Correll; Vice President                              Senior Vice President Sales
1301 Gervais Street, Suite 300                                   LEMC, Inc. (subsidiary of Safety-Kleen Services, Inc.)
Columbia, South Carolina 29201
---------------------------------------------------------------- -----------------------------------------------------------
Michael Allen Faucett; Senior Vice-President                     Senior Vice President Treatment Disposal
1301 Gervais Street, Suite 300                                   LEMC, Inc.
Columbia, South Carolina 29201
---------------------------------------------------------------- -----------------------------------------------------------
David M. Sprinkle; Senior Vice President                         President Chemical Services Division
1301 Gervais Street, Suite 300                                   Safety-Kleen Corp.
Columbia, South Carolina 29201
---------------------------------------------------------------- -----------------------------------------------------------
Barry Kirk Fogle; Senior Vice-President                          Senior Vice President Services Centers
1301 Gervais Street, Suite 300                                   LEMC, Inc.
Columbia, South Carolina 29201
---------------------------------------------------------------- -----------------------------------------------------------
Danny Lee Stubbs; Vice President                                 Vice President Corporate Accounts
1301 Gervais Street, Suite 300                                   LEMC, Inc.
Columbia, South Carolina 29201
---------------------------------------------------------------- -----------------------------------------------------------
Timothy  Patrick  Keegan;  Vice  President                       Senior Vice  President  Oil,  PPM, &
1301 Gervais  Street,  Suite 300                                 Remedial and Consulting
Columbia, South Carolina 29201                                   Safety-Kleen  Systems, Inc.


---------------------------------------------------------------- -----------------------------------------------------------


                                    EXHIBIT C

                     Directors and Executive Officers of SK
                     --------------------------------------

The name, title, business address and principal occupation of each of the directors and executive officers of Safety-Kleen Corp., and the name, principal business and address of any organization in which such employment is conducted, are set forth below. Each director and executive officer listed below is a citizen of the United States except Mr. Luba, who is a citizen of Canada.


---------------------------------------------------------------- -----------------------------------------------------------
Name, Title and Business Address                                 Principal Occupation

---------------------------------------------------------------- -----------------------------------------------------------
David E. Thomas, Jr.; Director, Chief Executive Officer and      Chief Executive Officer and Chairman of the Board
Chairman of the Board                                            Safety-Kleen Corp.
1301 Gervais Street, Suite 300
Columbia, South Carolina 29201
---------------------------------------------------------------- -----------------------------------------------------------
Grover C. Wrenn; Director, President and Chief Operating         President and Chief Operating Officer
Officer                                                          Safety-Kleen Corp.
1301 Gervais Street, Suite 300
Columbia, South Carolina 29201
---------------------------------------------------------------- -----------------------------------------------------------
Larry W. Singleton; Senior Vice President, Finance and Chief     Senior Vice President, Finance and Chief Financial Officer
Financial Officer                                                Safety-Kleen Corp.
1301 Gervais Street, Suite 300
Columbia, South Carolina 29201
---------------------------------------------------------------- -----------------------------------------------------------
Henry H. Taylor; Vice President, General Counsel,                Vice President, General Counsel, and
and Secretary                                                    Secretary
1301 Gervais Street, Suite 300                                   Safety-Kleen Corp.
Columbia, South Carolina 29201
---------------------------------------------------------------- -----------------------------------------------------------
David M. Sprinkle; President Chemical Services Division          President Chemical Services Division
1301 Gervais Street, Suite 300                                   Safety-Kleen Corp.
Columbia, South Carolina 29201
---------------------------------------------------------------- -----------------------------------------------------------
Roy Dean  Bullinger;  Senior Vice President                      President  Branch Sales and Service
1301 Gervais Street, Suite 300                                   Division
Columbia, South Carolina 29201                                   Safety-Kleen Corp.
---------------------------------------------------------------- -----------------------------------------------------------
John W. Rollins, Jr.; Director                                   President and Chief Executive Officer
220 Concord Pike                                                 Rollins Truck Leasing Corp. (truck leasing company)
One Rollins Plaza
Wilmington, Delaware 19803
---------------------------------------------------------------- -----------------------------------------------------------
Henry B. Tippie; Director                                        Chairman of the Board, President and Chief Executive
3420 Executive Center Drive N.W.                                 Officer
Suite 163                                                        Tippie Services, Inc. (management services company)
Austin, Texas 78731
---------------------------------------------------------------- -----------------------------------------------------------
James L. Wareham; Director                                       President
703 Curtis Street                                                AK Steel Corporation (steel manufacturing company)
Middleton, Ohio 45043
---------------------------------------------------------------- -----------------------------------------------------------
Robert W. Luba; Director                                         President
121 King Street West, #2525                                      Luba Financial, Inc. (investment banking company)
Toronto, Ontario M5H 3T9
Canada
---------------------------------------------------------------- -----------------------------------------------------------
Kenneth K. Chalmers; Director                                    Business Consultant
Sears Tower, Suite 9650
233 South Wacker Drive
Chicago, IL 60606
---------------------------------------------------------------- -----------------------------------------------------------

                                    EXHIBIT D

                             Joint Filing Agreement
                             ----------------------

         In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree that this filing is made on behalf of each of them and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. Each party to this Joint Filing Agreement expressly authorizes each other party to file on its behalf any and all amendments to such Statement. In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement dated January 4, 2001.

January 4, 2001                                   SAFETY-KLEEN SYSTEMS, INC.
--------------------------
(Date)

                                              By:  /s/ Henry H. Taylor
                                                  -----------------------------
                                                  Henry H. Taylor, President


January 4, 2001                                   SAFETY-KLEEN SERVICES, INC.
--------------------------
(Date)

                                              By:  /s/ Henry H. Taylor
                                                  -----------------------------
                                                  Henry H. Taylor, President

January 4, 2001                                   SAFETY-KLEEN CORP.
--------------------------
(Date)

                                              By:  /s/ Henry H. Taylor
                                                  -----------------------------
                                                  Henry H. Taylor, Vice
                                                  President, General Counsel and
                                                  Secretary

                                    EXHIBIT E

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND MAY NOT BE SOLD, OFFERED FOR SALE, ASSIGNED, TRANSFERRED OR OTHERWISE DISPOSED OF, UNLESS REGISTERED PURSUANT TO THE PROVISIONS OF THE SECURITIES ACT OR AN OPINION OF COUNSEL IS OBTAINED STATING THAT SUCH DISPOSITION IS IN COMPLIANCE WITH AN AVAILABLE EXEMPTION FROM SUCH REGISTRATION.



NOVEMBER 13, 2000



                           SYSTEMONE TECHNOLOGIES INC.

              (INCORPORATED UNDER THE LAWS OF THE STATE OF FLORIDA)

               WARRANT FOR THE PURCHASE OF SHARES OF COMMON STOCK

NO. WRT-B1

         FOR VALUE RECEIVED, SYSTEMONE TECHNOLOGIES INC., a Florida corporation (the "Company"), hereby certifies that SAFETY-KLEEN SYSTEMS, INC. or assigns ("S-K" or the "Holder") is entitled, subject to the provisions of this Warrant, to purchase from the Company, up to 1,134,615 fully paid and non-assessable shares of Common Stock at a price of $3.50 per share (the "Exercise Price").

         The term "Common Stock" means the Common Stock, par value $.001 per share, of the Company as constituted on the date of issuance of this Warrant. The number of shares of Common Stock to be received upon the exercise of this Warrant may be adjusted from time to time as hereinafter set forth. The shares of Common Stock deliverable upon such exercise, and as adjusted from time to time, are hereinafter referred to as "Warrant Stock." The term "Other Securities" means any other equity or debt securities that may be issued by the Company in addition thereto or in substitution for the Warrant Stock in accordance with the terms hereof. The term "Company" means and includes the corporation named above as well as (i) any immediate or more remote successor corporation resulting from the merger or consolidation of such corporation (or any immediate or more remote successor corporation of such corporation) with another corporation, or (ii) any corporation to which such corporation (or any immediate or more remote successor corporation of such corporation) has transferred its property or assets as an entirety or substantially as an entirety.

         Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Warrant, if mutilated, the Company shall execute and deliver a new Warrant of like tenor and date. Any such new Warrant executed and delivered shall constitute an additional contractual obligation on the part of the Company, whether or not this Warrant so lost, stolen, destroyed or mutilated shall be at any time enforceable by anyone.

         The Holder agrees with the Company that this Warrant is issued, and all the rights hereunder shall be held subject to, all of the conditions, limitations and provisions set forth herein.

         1.       EXERCISE OF WARRANT.

                  1.1 CASH EXERCISE. Subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), this Warrant may be exercised, in whole or in part, at any time, or from time to time during the period commencing on the date hereof and expiring (the "Expiration Date") 5:00 p.m. Eastern Time on the fifth anniversary of the Effective Date (as defined in the Marketing and Distribution Agreement, dated as of the date hereof between the Company and Safety-Kleen Systems, Inc.), by presentation and surrender of this Warrant to the Company at its principal office, or at the office of its stock transfer agent, if any, with the Warrant Exercise Form attached hereto duly executed and accompanied by payment (either in cash or by certified or official bank check, payable to the order of the Company) of the Exercise Price for the number of shares specified in such form and instruments of transfer, if appropriate, duly executed by the Holder or his, her or its duly authorized attorney. If this Warrant should be exercised in part only, the Company shall, upon surrender of this Warrant for cancellation, execute and deliver a new Warrant evidencing the rights of the Holder thereof to purchase the balance of the shares purchasable hereunder. Upon receipt by the Company of this Warrant, together with the Exercise Price, at its office, or by the stock transfer agent of the Company at its office, in proper form for exercise, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to the Holder. The Company shall cause the certificate evidencing the shares of Common Stock issuable upon such exercise to be delivered to the Holder or its order within 7 days after such exercise is effective. The Company shall pay any and all documentary stamp or similar issue or transfer taxes payable in respect of the issue or delivery of shares of Common Stock on exercise of this Warrant other than taxes arising out of the fact that the shares issuable hereunder are to be delivered to a person other than the Holder.

                  1.2 CASHLESS EXERCISE. Subject to the requirements of the HSR Act, this Warrant may be exchanged, in whole or in part (a "Warrant Exchange"), at any time, or from time to time, during the period commencing on the date hereof and ending on the Expiration Date, into the number of shares of Common Stock determined in accordance with this Section 1.2, by presentation and surrender of this Warrant to the Company at its principal office, or at the office of its stock transfer agent, if any, accompanied by a notice in the form attached hereto (a "Notice of Exchange") stating that this Warrant is being exchanged and the number of shares of Common Stock to be exchanged. In connection with any Warrant Exchange, this Warrant shall represent the right to subscribe for and acquire the number of shares of Common Stock (rounded to the nearest whole number) equal to (i) the number of shares specified by the Holder in its Notice of Exchange (the "Total Number") less the number of shares equal to the quotient obtained by dividing (A) the product of the Total Number and the then applicable Exercise Price by (B) the then fair market value (determined in accordance with Section 3 below) per share of Common Stock. If this Warrant should be exchanged in part only, the Company shall, upon surrender of this Warrant for cancellation, execute and deliver a new Warrant evidencing the rights of the Holder thereof to purchase the balance of the shares purchasable hereunder. Upon receipt by the Company of this Warrant, together with a duly executed Notice of Exchange, at its office, or by the stock transfer agent of the Company at its office, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exchange, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to the Holder. The Company shall cause the certificate evidencing the shares of Common Stock issuable upon such exchange to be delivered to the Holder or its order within 7 days after such exchange is effective. The Company shall pay any and all documentary stamp or similar issue or transfer taxes payable in respect of the issue or delivery of shares of Common Stock on exchange of this Warrant other than taxes arising out of the fact that the shares issuable hereunder are to be delivered to a person other than the Holder.

                  1.3 The Company shall make all pre-merger notification filings as may be reasonably requested by the Holder in connection with any required compliance with the HSR Act.

         2. RESERVATION OF SHARES. The Company will at all times reserve for issuance and delivery upon exercise of this Warrant all shares of Common Stock or other shares of capital stock of the Company (and Other Securities) from time to time receivable upon exercise of this Warrant. All such shares (and Other Securities) shall be duly authorized and, when issued upon such exercise, shall be validly issued, fully paid and non-assessable and free of all preemptive rights.

         3. FRACTIONAL SHARES. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant, but the Company shall pay the Holder an amount equal to the fair market value of such fractional share of Common Stock in lieu of each fraction of a share otherwise called for upon any exercise of this Warrant. For purposes of this Warrant, the fair market value of a share of Common Stock shall be determined as follows:

                           (a)      If the Common Stock is listed  on a National
Securities Exchange or admitted to unlisted trading privileges on such exchange or listed for trading on the NASDAQ system, the current market value shall be the last reported sale price of the Common Stock on such exchange or system on the last business day prior to the date of exercise of this Warrant or if no such sale is made on such day, the average of the closing bid and asked prices for such day on such exchange or system; or

                           (b)      If the Common  Stock  is  not so  listed  or
admitted to unlisted trading privileges, the current market value shall be the mean of the last reported bid and asked prices reported by the National Quotation Bureau, Inc. on the last business day prior to the date of the exercise of this Warrant; or

                           (c)      If  the  Common Stock is  not so  listed  or
admitted to unlisted trading privileges and bid and asked prices are not so reported, the current market value shall be an amount, not less than book value thereof as at the end of the most recent fiscal year of the Company ending prior to the date of the exercise of the Warrant, determined by the Board of Directors of the Company in good faith.

         4. EXCHANGE, TRANSFER, ASSIGNMENT OR LOSS OF WARRANT. This Warrant is exchangeable, without expense, at the option of the Holder, upon presentation and surrender hereof to the Company or at the office of its stock transfer agent, if any, for other Warrants of different denominations, entitling the Holder or Holders thereof to purchase in the aggregate the same number of shares of Common Stock purchasable hereunder. Upon surrender of this Warrant to the Company or at the office of its stock transfer agent, if any, with the Assignment Form annexed hereto duly executed and funds sufficient to pay any transfer tax, subject to the provisions of Section 7 hereof, the Company shall, without charge, execute and deliver a new Warrant in the name of the assignee named in such instrument of assignment and this Warrant shall promptly be canceled. This Warrant may be divided or combined with other Warrants that carry the same rights upon presentation hereof at the office of the Company or at the office of its stock transfer agent, if any, together with a written notice specifying the names and denominations in which new Warrants are to be issued and signed by the Holder hereof.

         5. RIGHTS OF THE HOLDER. The Holder shall not, by virtue hereof, be entitled to any rights of a shareholder in the Company, either at law or in equity, and the rights of the Holder are limited to those expressed in this Warrant.

         6.       ANTI-DILUTION PROVISIONS.

                  6.1 ADJUSTMENT FOR RECAPITALIZATION. If the Company shall at any time subdivide its outstanding shares of Common Stock (or Other Securities at the time receivable upon the exercise of the Warrant) by recapitalization, reclassification or split-up thereof, or if the Company shall declare a stock dividend or distribute shares of Common Stock to its shareholders, the number of shares of Common Stock subject to this Warrant immediately prior to such subdivision shall be proportionately increased and the Exercise Price shall be proportionately decreased, and if the Company shall at any time combine the outstanding shares of Common Stock by recapitalization, reclassification or combination thereof, the number of shares of Common Stock or Other Securities subject to this Warrant immediately prior to such combination shall be proportionately decreased and the Exercise Price shall be proportionately increased. Any such adjustments pursuant to this Section 6.1 shall be effective at the close of business on the effective date of such subdivision or combination or if any adjustment is the result of a stock dividend or distribution then the effective date for such adjustment based thereon shall be the record date therefor.

                  6.2 ADJUSTMENT FOR REORGANIZATION, CONSOLIDATION, MERGER, ETC. In case of any reorganization of the Company (or any other entity, the securities of which are at the time receivable on the exercise of this Warrant) after the date hereof or in case after such date the Company (or any such other entity) shall consolidate with or merge into another entity or convey all or substantially all of its assets to another entity, then, and in each such case, the Holder of this Warrant upon the exercise thereof as provided in Section 1 at any time after the consummation of such reorganization, consolidation, merger or conveyance, shall be entitled to receive, in lieu of the securities and property receivable upon the exercise of this Warrant prior to such consummation, the securities or property to which such Holder would have been entitled upon such consummation if such Holder had exercised this Warrant immediately prior thereto; in each such case, the terms of this Warrant shall be applicable to the securities or property receivable upon the exercise of this Warrant after such consummation.

                  6.3 CERTIFICATE AS TO ADJUSTMENTS. In each case of an adjustment in the number of shares of Warrant Stock or Other Securities receivable on the exercise of this Warrant, or the Exercise Price, the Company at its expense will promptly compute such adjustment in accordance with the terms of this Warrant and prepare a certificate executed by an executive officer of the Company setting forth such adjustment and showing in detail the facts upon which such adjustment is based. The Company will forthwith mail a copy of each such certificate to the Holder.

                  6.4      NOTICES OF RECORD DATE, ETC.  In case:

                           (a)      the  Company  shall  take a  record  of  the
holders of its Common Stock (or Other Securities at the time receivable upon the exercise of the Warrant) for the purpose of entitling them to receive any dividend (other than a cash dividend at the same rate as the rate of the last cash dividend theretofore paid) or other distribution, or any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities, or to receive any other right; or

                           (b)     of any capital reorganization of the Company,
any reclassification of the capital stock of the Company, any consolidation or merger of the Company with or into another entity, or any conveyance of all or substantially all of the assets of the Company to another entity; or

                           (c)      of any voluntary or involuntary dissolution,
liquidation,  partial liquidation or winding up of the Company,

then, and in each such case, the Company shall mail or cause to be mailed to each Holder of the Warrant at the time outstanding a notice specifying, as the case may be, (i) the date on which a record is to be taken for the purpose of such dividend, distribution or right, and stating the amount and character of such dividend, distribution or right, or (ii) the date on which such reorganization, reclassification, consolidation, merger, conveyance, dissolution, liquidation or winding up is to take place, and the time, if any, to be fixed, as to which the holders of record of Common Stock (or such Other Securities at the time receivable upon the exercise of the Warrant) shall be entitled to exchange their shares of Common Stock (or such Other Securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, conveyance, dissolution, liquidation or winding up. Such notice shall be mailed at least 20 days prior to the date therein specified.
                  6.5  RIGHT  OF  FIRST  REFUSAL.   Subject  to  the  terms  and
conditions specified in this Section, the Company hereby grants to S-K a right of first refusal with respect to future sales by the Company of shares of its Common Stock or securities convertible into or exercisable for shares of Common Stock other than Excluded Shares (as defined below) ("Shares") in accordance with the following provisions:

                           (a)      Each  time  the Company  proposes  to  offer
for sale any Shares (i) to Environmental Opportunities Fund, LP, Environmental Opportunities Fund II, LP, Environmental Opportunities Fund II (Institutional), LP, Environmental Opportunities Fund (Cayman), LP, Hanseatic Americas, LDC, Hanseatic Americas, LDC, or any entity that is an affiliate (as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "1934 Act")) of any thereof at a price per share of Common Stock of less than $3.50 and (ii) to any other person at a price per share of Common Stock less than the Market Price (as defined below) determined as of the date that is three days prior to the date of the notice described below, unless such sale is pursuant to a registration statement filed by the Company under the Act in connection with a firm commitment underwritten offering of its securities to the general public, the Company shall deliver a notice (the "Section 6.5 Notice") to S-K stating (i) its BONA FIDE intention to offer such Shares, (ii) the number of such Shares to be offered and (iii) the price and terms upon which it proposes to offer such Shares. Within ten (10) business days after receipt of the Section 6.5 Notice, S-K may elect to purchase or obtain, at the price and on the terms specified in the Section 6.5 Notice, that number of shares of Common Stock of the Company equal to the product obtained by multiplying (i) the aggregate number of Shares covered by the Section 6.5 Notice by (ii) a fraction, the numerator of which is the number of shares of Common Stock of the Company at the time owned by S-K (assuming exercise in full of this Warrant) and the denominator of which is the aggregate number of outstanding shares of Common Stock of the Company (assuming conversion or exercise of all then convertible securities, options, warrants and other rights to purchase Common stock into or for Common Stock) it being understood that S-K may condition its obligation to purchase Shares pursuant to an election as contemplated above upon the receipt of approval of such purchase by the Bankruptcy Court (as defined in the Marketing and Distribution Agreement, dated as of the date hereof between the Company and S-K) or upon S-K's receipt of a discharge in Bankruptcy Case No. 00-2362; provided, however, that if such approval or discharge does not occur on or prior to February 1, 2002 then S-K's election to purchase Shares shall be void.

                           (b)     If all Shares which S-K is entitled to obtain
pursuant to Subsection 6.5(a) are not elected to be obtained as provided therein, the Company may, during the 90-day period following the expiration of the 10-day period provided in Subsection 6.5(a) hereof, sell or transfer the remaining unsubscribed portion of such Shares to any person or persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Section 6.5 Notice. If the Company does not enter into an agreement for the sale of the Shares within such period, or if such sale or transfer is not consummated within ten (10) business days of the execution thereof, S-K's rights under Subsection 6.5(a) with respect to such Shares shall be deemed to be revived and such Shares shall not be offered unless first reoffered to S-K in accordance herewith.

                           (c)      For  purposes  hereof,  the  term  "Excluded
Shares" shall mean (1) any shares of Common Stock issued in a transaction described in Sections 6.1 or 6.2 of this Warrant; (2) issuances of shares of Common Stock from time to time pursuant to employment agreements, stock option or bonus plans authorized by the Board of Directors of the Corporation as of the date hereof, (3) issuances of Common Stock, or options to acquire shares of Common Stock, or securities convertible into or exchangeable for Common Stock pursuant to the terms of any acquisition by the Company of all or substantially all of the operating assets, or more than fifty percent (50%) of the voting capital stock or other controlling interest of any business entity in a transaction negotiated on an arms-length basis and expressly approved in advance by the Board of Directors of the Company; (4) issuances of shares of Common Stock from time to time upon the exercise, exchange or conversion of warrants, options, convertible securities, the Company's outstanding 8 1/4% Subordinated Convertible Notes Due 2003 or other securities outstanding as of the date hereof and pursuant to the written terms of such securities as they exist as of the date hereof, and (5) issuances of shares of Common Stock from time to time pursuant to the anti-dilution provisions of other securities of the Company, including, without limitation, shares of the Company's outstanding Series B, Series C and Series D Convertible Preferred Stock.

                           (d)     For purposes hereof, "Market Price" means 85%
of the average fair market value (i) as set forth in paragraphs (a) or (b), as applicable, of Section 3 hereof for the 10 trading days ending on the determination date or, (ii) in the event that neither of such paragraph (a) or
(b) is applicable, as determined in accordance with paragraph (c) of Section 3 hereof.

                           (e)      For  purposes hereof,  the "price  per share
of Common Stock" involving the issuance of Common Stock pursuant to options, warrants, convertible securities and other rights to purchase Common Stock ("Options") shall be determined by dividing (i) the total amount, if any, received or receivable by the Company as consideration for the granting or sale of such Options, plus the aggregate amount of additional consideration payable to the Company upon exercise or conversion of such Options, if any, by (ii) the total number of shares of Common Stock issuable upon the exercise or conversion of such Options.

         7. TRANSFER TO COMPLY WITH THE SECURITIES ACT. Notwithstanding any other provision contained herein, this Warrant and any Warrant Stock or Other Securities may not be sold, transferred, pledged, hypothecated or otherwise disposed of except as follows: (a) to a person who, in the opinion of counsel to the Company, is a person to whom this Warrant or the Warrant Stock or Other Securities may legally be transferred without registration and without the delivery of a current prospectus under the Securities Act with respect thereto; or (b) to any person upon delivery of a prospectus then meeting the requirements of the Securities Act relating to such securities and the offering thereof for such sale or disposition, and thereafter to all successive assignees.

         8.       REGISTRATION RIGHTS.

                  8.1      CERTAIN  DEFINITIONS. For purposes of this Section 8,
                           --------------------
 the  following  terms are defined as follows:

                           (a)      The term "Act" means  the Securities  Act of
1933, as amended.

                           (b)      The   term  "register,"  "registered,"   and
tration" refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Act, and the declaration or ordering of effectiveness of such registration statement or document.

                           (c)      The term "Registrable  Securities" means (i)
Warrant Stock and Other Securities issued to the Holder pursuant to this Warrant and (ii) the Company's Common Stock or Other Securities issued or issuable upon an adjustment for stock splits, stock dividends and the like with respect to the Warrant Stock and Other Securities described in clause (i).

                           (d)      The  term  "SEC"  means  the  Securities and
Exchange Commission.

                  8.2. COMPANY REGISTRATION. If after the date hereof the Company proposes to register (including for this purpose a registration effected by the Company for shareholders other than the Holder) any of its stock or other equity securities under the Act (other than a registration on Form S-8 or S-4 or any successor form), then the Company shall, at such time, promptly give the Holder written notice of such registration. Upon the written request of the Holder given within twenty (20) days after mailing of such notice by the Company, the Company shall, subject to the provisions of Section 8.5, cause to be registered under the Act all of the Registrable Securities that the Holder has requested to be registered.

                  8.3 OBLIGATIONS OF THE COMPANY.  Whenever  required under this
Section 8 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

                           (a)     Prepare and file with the SEC such amendments


and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Act with respect to the disposition of all securities covered by such registration statement.

                           (b)      Furnish to the Holder such numbers of copies
of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Act, and such other documents as the Holder may reasonably request in order to facilitate the disposition of Registrable Securities owned by it.

                           (c)      Use its reasonable  best efforts to register
and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holder; provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions unless the Company is already subject to service in such jurisdiction and except as may be required by the Act.

                           (d)      Enter into and perform its obligations under
an underwriting agreement, in usual and customary form, with the managing underwriter(s) of such offering. If the Holder is participating in such underwriting it shall also enter into and perform its obligations under such an agreement.

                           (e)      Notify  the Holder of Registrable Securities
covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and at the request of the Holder, prepare and furnish to the Holder a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchaser of such shares, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading or incomplete in light of the circumstances then existing.

                           (f)      Cause all such Registrable Securities regis-
tered pursuant hereto to be listed on each securities exchange on which similar securities issued by the Company are then listed.

                           (g)      Provide a transfer agent and  registrar  for
all Registrable Securities registered pursuant hereto and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration statement.

                  8.4 FURNISH INFORMATION. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 8 with respect to the Registrable Securities of the Holder that the Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as shall be required to effect the registration of the Holder's Registrable Securities.

                  8.5 UNDERWRITING REQUIREMENTS. In connection with any offering involving an underwriting of shares of the Company's capital stock, the Company shall not be required to include any of the Holder's securities in such underwriting unless the Holder accepts the terms of the underwriting as agreed upon between the Company and the underwriters selected by it (or by other persons entitled to select the underwriters). If the total amount of securities, including Registrable Securities, requested by shareholders to be included in such offering pursuant to this Section 8 exceeds the amount of securities that the underwriters determine in their sole discretion will not jeopardize the success of such offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters determine in their sole discretion, will not jeopardize the success of the offering (the securities so included to be apportioned pro rata among the selling shareholders according to the total amount of securities entitled to be included therein owned by each selling shareholder or in such other proportions if mutually agreed to by such selling shareholders) but in no event shall any shares being sold by a shareholder exercising a demand registration right be excluded from such offering. For purposes of the preceding parenthetical concerning apportionment, for any selling shareholder which is a holder of Registrable Securities, the partners, retired partners and shareholders of such Holder, or the estates and family members of any such Holder or of such partners and retired partners and any trusts for the benefit of any of the foregoing persons shall be deemed to be a single "selling
shareholder,"  and  any  pro-rata   reduction  with  respect  to  such

"selling shareholder" shall be based upon the aggregate amount of shares carrying registration rights owned by all entities and individuals included in such "selling shareholder," as defined in this sentence.

                  8.6 DELAY OF REGISTRATION. The Holder shall not have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 8.

                  8.7      INDEMNIFICATION.   In   the  event  any   Registrable
   Securities   are  included in  a registration statement under this Section 8:

                           (a)      To the extent  permitted by law, the Company
will indemnify and hold harmless the Holder,  any underwriter (as defined in the
Act) for such Holder and each person, if any, who controls such Holder or such Holder's securities or such underwriter within the meaning of the Act or the 1934 Act, and each officer, director, agent, employee and partner of the foregoing against any losses, claims, damages or liabilities (joint or several) to which they may become subject insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "Violation"): (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto or any other document prepared by the Company incident to such registration, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Company of the Act, the 1934 Act, any state securities law or any rule or regulation promulgated under the Act, or the 1934 Act or any state securities law; and the Company will pay to each such indemnified person any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; PROVIDED, HOWEVER, that the indemnity agreement contained in this Subsection 8.7(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing expressly for use in connection with such registration by such Holder, underwriter or controlling person.

                           (b)      To the extent  permitted  by law, the Holder
will indemnify and hold harmless the Company, each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Company within the meaning of the Act, any underwriter and any controlling person of any such underwriter, against any losses, claims, damages or liabilities (joint or several) to which any of the foregoing persons may become subject insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with information furnished in writing by such Holder expressly for use in connection with such registration, and each such Holder will pay to each such indemnified party any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; PROVIDED, HOWEVER, that the indemnity agreement contained in this Subsection 8.7(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld.

                           (c)      Promptly  after  receipt by  an  indemnified
party under this Section 8.7 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 8.7, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, HOWEVER, that an indemnified party (together with all other indemnified parties which may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of receipt of notice of any such action, if materially prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 8.7, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 8.7. No indemnifying party, in the defense of any claim or litigation, shall, except with the consent of each indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation. Each indemnified party shall furnish such information regarding itself or the claim in question as an indemnifying party may reasonably request in writing and as shall be reasonably required in connection with defense of such claim and litigation resulting therefrom.

                           (d)      If the indemnification  provided for in this
Section 8.7 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage or expense as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

                           (e)      The  obligations of the Company  and  Holder
under this Section 8.7 shall survive the completion of any offering of Registrable Securities in a registration statement under this Section 8.

                           (f)      Notwithstanding   the   foregoing,   to  the
extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with an underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

                  8.8 ASSIGNMENT OF REGISTRATION RIGHTS. The rights to cause the Company to register Registrable Securities pursuant to this Section 8 may be assigned (but only with all related obligations) by the Holder to a transferee or assignee of such securities who, after such assignment or transfer, holds at least One Hundred Thousand (100,000) shares of Registrable Securities (subject to appropriate adjustment for stock splits, stock dividends, combinations and other recapitalizations), PROVIDED: (a) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned; (b) such transferee or assignee agrees in writing to be bound by and subject to the terms and conditions of this
Section 8 of this Agreement; and (c) such assignment shall be effective only if immediately following such transfer the further disposition of such securities by the transferee or assignee is restricted under the Act. For purposes of satisfying the aforementioned 100,000 share threshold, shares of Registrable Securities held by "affiliates" (as such term is defined in Rule 12b-2 under the 1934 Act) shall be aggregated.

                  8.9 "MARKET STAND-OFF" AGREEMENT. The Holder hereby agrees that, during the period of duration specified by the Company and an underwriter of Common Stock or other securities of the Company, following the date of the first sale to the public pursuant to a registration statement of the Company filed under the Act, it shall not, to the extent requested by the Company and such underwriter, directly or indirectly sell, offer to sell, contract to sell (including, without limitation, any short sale), grant any option to purchase or otherwise transfer or dispose of (other than to donees who agree to be similarly bound) any securities of the Company held by it at any time during such period except Common Stock included in such registration; PROVIDED, HOWEVER, that such market stand-off time period shall not exceed one hundred eighty (180) days. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the Registrable Securities of the Holder (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

                  8.10 TERMINATION OF REGISTRATION RIGHTS. No Holder shall be entitled to exercise any right provided for in this Section 8 if all shares of Registrable Securities held or entitled to be held upon exercise by the Holder may immediately be sold under Rule 144 during any 90-day period.

                  8.11 EXPENSES OF REGISTRATION. All Registration Expenses incurred in connection with any registration, qualification or compliance with registration pursuant to this Section 8 shall be borne by the Company, and all Selling Expenses of any Holder shall be borne by such Holder.

                           The  term  "Registration  Expenses"  shall  mean  all
expenses to be incurred by the Company in connection with the registration rights under this Section 8, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel for the Company and its independent certified public accountants, blue sky fees and expenses, and the expense of any special audits incident to or required by any such registration (but excluding the compensation of regular employees of the Company, which shall be paid in any event by the Company.

                           The term "Selling  Expenses"  shall  mean  all under-
writing discounts and selling commissions applicable to the sale of Registrable Securities and all fees and expenses of the Holders, and each of them, not included within "Registration Expenses."

         9. LEGEND. Unless the shares of Warrant Stock or Other Securities have been registered under the Securities Act, upon exercise of any of the Warrants and the issuance of any of the shares of Warrant Stock or Other Securities, all certificates representing such securities shall bear on the face thereof substantially the following legend:

                  The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, and may not be sold, offered for sale, assigned, transferred or otherwise disposed of, unless registered pursuant to the provisions of that Act or unless an opinion of counsel is obtained stating that such disposition is in compliance with an available exemption from such registration.

         10. NOTICES. All notices, requests, approvals and other communications required or permitted under this warrant shall be in writing and shall be given by: (i) facsimile transmission (to be confirmed by the means set forth in the following clause (ii)); or (ii) nationally recognized overnight courier (with confirmation of delivery) to the Holder or the Company as appropriate to the following addressees or to such other addresses as the Company or the Holder may hereafter designate to such effect by notice to the other:

         SYSTEMONE:         SystemOne Technologies Inc.
         ---------
                            8305 N.W. 27th Street, Suite 107,
                            Miami, Florida  33122
                            Attn:  Paul I. Mansur, Chief Executive Officer
                            Fax No.:  (305) 593-8018
         HOLDER:            Safety-Kleen Corp.
         ------
                            1301 Gervais Street
                            Columbia, South Carolina  29201
                            Attn:  David E. Thomas, Jr., Chief Executive Officer
                            Fax No.: (803) 933-4292

                            Copy to: General Counsel

                            Fax No.:  (803) 933-4303



Such notices and communications shall be effective: (i) if given by facsimile transmission, when sent addressed as set forth above and transmission is confirmed; or (ii) if by overnight courier, two business days after deposit therewith.

         11. APPLICABLE LAW. The Warrant is issued under and shall for all purposes be governed by and construed in accordance with the laws of the State of Florida, without giving effect to the choice of law rules thereof.

         IN WITNESS HEREOF, the Company has caused this Warrant to be signed on its behalf, in its corporate name, by its duly authorized officer, all as of the day and year first above written.

                                              SYSTEMONE TECHNOLOGIES INC.


                                              By: /S/ PAUL I. MANSUR
                                                 ------------------------
                                              Name:    Paul I. Mansur
                                              Title:   Chief Executive Officer

                              WARRANT EXERCISE FORM

The undersigned hereby irrevocably elects to exercise the within Warrant to the extent of purchasing ____________ shares of Common Stock of SystemOne Technologies Inc., a Florida corporation, and hereby makes payment of $____________ in payment therefor.



                                              ----------------------------------
                                              Signature



                                              ----------------------------------
                                              Signature, if jointly held



                                              ----------------------------------
                                               Date



                       INSTRUCTIONS FOR ISSUANCE OF STOCK
                       ----------------------------------
         (if other than to the registered holder of the within Warrant)




Name
        ------------------------------------------------------------------------
                      (Please typewrite or print in block letters)


Address
        ------------------------------------------------------------------------



Social Security or
Taxpayer Identification Number
                               -------------------------------------------------

                              WARRANT EXCHANGE FORM

The undersigned hereby irrevocably elects to exchange the within Warrant to the extent of surrendering ________ shares of Common Stock of SystemOne Technologies Inc., a Florida corporation, in exchange for the number of such shares of Common Stock determined in accordance with Section 1.2 of such Warrant.



                                              ----------------------------------
                                              Signature



                                              ----------------------------------
                                              Signature, if jointly held



                                              ----------------------------------
                                               Date



                       INSTRUCTIONS FOR ISSUANCE OF STOCK
                       ----------------------------------
         (if other than to the registered holder of the within Warrant)




Name
     ---------------------------------------------------------------------------
                      (Please typewrite or print in block letters)


Address
        ------------------------------------------------------------------------



Social Security or
Taxpayer Identification Number
                                ------------------------------------------------

                                 ASSIGNMENT FORM



FOR VALUE RECEIVED,
                    ------------------------------------------------------------
hereby sells, assigns and transfers unto

Name
     ---------------------------------------------------------------------------
                      (Please typewrite or print in block letters)


the right to purchase Common Stock of SystemOne Technologies Inc., a Florida corporation, represented by this Warrant to the extent of shares as to which such right is exercisable and does hereby irrevocably constitute and appoint ___________________________________________ Attorney, to transfer the same on the books of the Company with full power of substitution in the premises.


DATED:  ____________, 200_.




                                              ----------------------------------
                                              Signature



                                              ----------------------------------
                                              Signature, if jointly held


MIAMI/BARKUSD/1196738/pn#q01!.DOC/1/04/01/19218.010200